EXHIBIT 99.1

VIZSLA SILVER REPORTS ADDITIONAL HIGH-GRADE SILVER AND GOLD THROUGH ONGOING INFILL DRILLING AND EXPANDS NEAR SURFACE MINERALIZATION AT COPALA CENTRAL

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, B.C., Oct. 1, 2024 /CNW/ - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 11 new drill holes targeting the Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The reported drill results are from the recently completed infill program, designed to upgrade and expand Mineral Resources within areas designated for initial production at Copala.

Highlights

•	CS-24-393 returned 4,573 grams per tonne (g/t) silver equivalent (AgEq) over 5.65 metres true width (mTW) (3,007 g/t silver and 26.06 g/t gold)
•	Including 16,666 g/t AgEq over 1.48 mTW (10,869 g/t silver and 96.11 g/t gold)
•	CS-24-390 returned 3,368 g/t AgEq over 5.80 mTW (2,551 g/t silver and 14.85 g/t gold)
•	Including 30,305 g/t AgEq over 0.46 mTW (21,953 g/t silver and 146.50 g/t gold)
•	CS-24-389 returned 5,224 g/t AgEq over 2.30 mTW (2,851 g/t silver and 37.30 g/t gold)
•	Including 10,077 g/t AgEq over 1.05 mTW (5,410 g/t silver and 73.10 g/t gold)

"This latest round of infill drill results continues to support improved mineral continuity along the Copala structure," commented Michael Konnert, President & CEO. "It is very rare for an infill program to add such a significant amount of new mineralization, particularly at higher-than-average grades. This speaks to the exceptional quality of the Copala structure which remains open in all directions. Additionally, the discovery of a historic mine adit at Copala combined with new 3D interpretations based on updated drill data, highlights the potential for additional near surface resources outboard of both the current PEA mine plan and MRE boundary. With the infill program now complete, we are looking forward to mobilizing our drill rigs to the eastern portion of the district to begin discovery-based drilling on several high-priority targets."

Figure 1: Plan map of recent drilling centered on the Copala structure. (CNW Group/Vizsla Silver Corp.)

The precious metals dominant Copala structure, located in the western portion of the Panuco district, is situated ~800 m to the east of the Napoleon Vein. Copala currently hosts Indicated Resources of 83.3 Moz AgEq at 573 g/t AgEq and Inferred Resources of 48.3 Moz AgEq at 476 g/t AgEq within a broad envelope of vein-breccia interlayered with host rock, up to 82 metres thick (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and Vizsla's press release dated January 8, 2024). Observations by Vizsla geologists indicate Copala has an average dip of ~46° to the east (~35° in its northern sector and steepening to ~65° in the southern sector).

Exploration and resource focused drilling at Copala has traced mineralization along ~1,770 metres of strike length and ~400 metres down dip. Recent mapping, supported with LiDAR, led to the discovery of a historic mine adit on surface located at Copala Central. The location of the historic adit (see figure 2) combined with new 3D interpretations of drilling data highlight the potential for resource expansion up dip from the previously reported CS-24-356 hole containing visible gold (see press release dated June 26, 2024). This area is currently outboard of both the PEA mine plan and MRE boundary, representing an excellent target to expand high-grade mineralization closer to surface.

The 11 holes reported herein are from the recently completed ~5,000 metre drill program designed to infill and expand mineral resources at intermediate elevation and near surface in the central portion of the main Copala structure. Both primary target areas are situated outside the proposed first two years of mine production at Copala. Three infill holes continue to confirm high-grade continuity immediately adjacent to the areas designated for the first two years mining, whereas four holes drilled close to surface, have confirmed that high-grade mineralization extends up-dip by approximately 100 meters towards the recently discovered, historic Copala adit. Previous interpretations suggested that the up-dip projection of Copala was truncated by the Cristiano Vein. New interpretations based on recent mapping, new drill data and 3D modelling indicate Copala extends to the surface therefore creating potential for additional high-grade shoots extending up-dip above the intersection with the Cristiano Vein (red dash line in figure 2). Additionally, our updated 3D model has highlighted two vein intercepts in holes CS-22-156 and CS-22-182 that were previously reported for Cristiano, are now re-interpreted to be on Copala (see figures 1 and 2). Vizsla's geologists are now preparing drill-hole proposals to explore other zones along-strike Copala where mineralization could extend near to surface.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points and location of the recently discovered historic adit on Copala. The section is 1x along strike to 1.4x along the dip to compensate for the average 46-degree dip of Copala. The black dash outlines represent Copala 3 sitting on the hanging wall of Copala. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala structure, Cristiano, Copala 3, and Tajitos veins with completed drilling. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-22-156*	75.80	79.20	3.40	2.88	92	0.45	115	Copala
CS-22-182*	42.70	44.55	1.85	1.46	1,935	15.47	2,851	Copala
CS-24-389	198.45	199.05	0.60	0.55	437	6.26	839	Copala 3
CS-24-389	216.40	218.80	2.40	2.30	2,851	37.30	5,224	Copala
Includes	216.40	217.50	1.10	1.05	5,410	73.10	10,077
CS-24-389	227.95	229.75	1.80	1.70	238	1.35	312	Copala
CS-24-390	No Significant Values							Copala 3
CS-24-390	354.00	361.00	7.00	5.80	2,551	14.85	3,368	Copala
Includes	356.75	357.30	0.55	0.46	21,953	146.50	30,305
CS-24-391	192.00	194.45	2.45	2.30	79	0.98	141	Copala 3
CS-24-391	215.40	219.65	4.25	4.15	732	3.29	898	Copala
Includes	216.25	217.65	1.40	1.37	1,634	7.56	2,020
CS-24-392	150.00	150.45	0.45	0.40	732	4.54	986	Copala 3
CS-24-392	No Significant Values							Copala
CS-24-393	No Significant Values							Copala 3
CS-24-393	364.50	365.90	5.90	5.65	3,007	26.06	4,573	Copala
Includes	362.95	364.50	1.55	1.48	10,869	96.11	16,666
CS-24-394	84.15	84.80	0.65	0.65	384	1.99	489	Copala 3
CS-24-394	97.50	98.50	8.55	7.50	222	1.23	289	Copala
Includes	96.00	97.50	1.50	1.32	591	3.45	782
CS-24-395	No Significant Values							Copala 3
CS-24-395	79.10	84.45	5.35	4.90	145	1.06	207	Copala
CS-24-395	88.30	89.35	1.05	1.00	874	5.39	1,175	Copala
CS-24-396	362.10	363.15	1.05	0.90	1,830	12.05	2,515	Copala 3
CS-24-396	374.10	374.45	4.35	3.55	781	3.00	923	Copala
Includes	371.00	371.90	0.90	0.73	2,990	12.45	3,599
CS-24-397	No Significant Values							Copala 3
CS-24-397	No Significant Values							Copala
CS-24-398	No Significant Values							Copala 3
CS-24-398	No Significant Values							Copala
CS-24-399	No Significant Values							Copala 3
CS-24-399	No Significant Values							Copala

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $24.00/oz silver and $1,800/oz gold and metallurgical recoveries assumed are 91% for silver and 94% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Copala vein (see press release dated August 16, 2023)

Table 1: Downhole drill intersections from the holes reported for Copala and Copala 3 veins. Holes with "*" were reported previously for Cristiano vein.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-22-156*	404,675	2,586,751	561	269.0	-35.0	364.5
CS-22-182*	404,639	2,586,711	559	259.0	-54.0	291.0
CS-24-389	404,778	2,586,756	631	258.0	-53.2	247.5
CS-24-390	404,844	2,586,892	653	231.4	-60.9	370.5
CS-24-391	404,778	2,586,756	631	259.3	-47.1	237.0
CS-24-392	404,752	2,586,682	617	266.8	-56.1	223.5
CS-24-393	404,844	2,586,892	653	236.1	-63.3	385.5
CS-24-394	404,675	2,586,751	561	244.3	-50.5	117.0
CS-24-395	404,675	2,586,751	561	249.1	-34.5	109.5
CS-24-396	404,912	2,586,771	680	267.5	-59.0	405.0
CS-24-397	404,708	2,586,642	616	286.8	-35.5	186.0
CS-24-398	404,708	2,586,642	616	250.9	-30.9	151.5
CS-24-399	404,752	2,586,682	617	264.1	-40.5	199.5

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13. Holes with "*" were reported previously for Cristiano vein.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 380,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +45,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:00e 01-OCT-24